UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

PlanGraphics, Inc.	000-14273
(Full Name of Registrant)	(Commission File Number)

 [___] Form 10-K [___] Form 20-F   [___] Form 11-K   [___] Form 10-Q  [___] Form N-SAR  [___] Form N-CSR

For Period Ended: __________________

[ X ] Transition Report on Form 10-K
[___] Transition Report on Form 20-F
[___] Transition Report on Form 11-K
[___] Transition Report on Form 10-Q
[___] Transition Report on Form N-SAR
For the Transition Period Ended: March 31, 2010

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates___________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	PlanGraphics, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	Suite 200, 6371 Business Boulevard
City, State and Zip Code	Sarasota, Florida 34240

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]
(b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the  fifth  calendar  day  following  the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The registrant is unable to file the annual report on Form 10-K for the fiscal year and transition period ended March 31, 2010 for the following reasons:

The registrant has experienced delays in the audit of its financial statements for the fiscal year ended March 31, 2010.   The “reverse merger” with Integrated Freight Corporation completed on December 24, 2009 has resulted in a complete change in the registrant’s business and a replacement of its financial statements by the financial statements of Integrated Freight.  The registrant’s independent accounting firm had not previously audited the financial statements of Integrated Freight.  As a consequence, the registrant’s independent accounting firm is working with the registrant’s accounting personnel and is auditing the registrant’s newly applicable financial statements for the first time, which is requiring additional time to complete.  In addition, the registrant’s decentralized record keeping and accounting functions have caused delays in providing financial information to the independent accounting firm.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Randall Woodruff	352	796-3224
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [  X  ] Yes   [___] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [  X  ] Yes   [___] No

The registrant’s audited financial statements for the fiscal year ended September 30, 2010 reflected the registrant’s financial condition and results of operations of its subsidiary during the fiscal year then ended, which business was discontinued by the sale of that subsidiary on December 27, 2009.  This sale was preceded on December 24, 2009 by the completion of a “reverse merger” with Integrated Freight which has had the result of a replacement of the registrant’s financial statements by the financial statements of Integrated Freight as the accounting survivor of the transaction.  Reference is made to the registrant’s second amended annual report on Form 10-K for the fiscal year ended September 30, 2009, which contains separate financial statements for Integrated Freight at and for the fiscal year ended March 31, 2009 and the six month period ended September 30, 2009, together with separate financial statements for its operating subsidiaries acquired as of September 1, 2008, for information regarding the significant change in results of operations reflected by the earnings statements from the corresponding period for the last fiscal year.

PlanGraphics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2010	By: /s/ Paul A. Henley
Paul A. Henley
Chief Executive Officer